UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission file number: 001-41884

SRIVARU Holding Limited

2nd Floor, Regatta Office Park, West Bay Road

P.O. Box 10655

Grand Cayman, KY1-1006

Cayman Islands

+1 (888) 227-8066

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On July 26, 2024, SRIVARU Holding Limited (“Srivaru” or the “Company”) issued a press release announcing its receipt of a staff determination letter from Nasdaq notifying the Company that because the Company had not regained compliance with the Nasdaq requirement to maintain a minimum closing bid price of $1.00 per share, unless the Company requests an appeal of this determination, the Company’s ordinary shares and warrants would be scheduled for delisting from The Nasdaq Global Market at the opening of business on August 2, 2024.

The Company intends to appeal the Staff’s determination, which will stay the suspension and the Company’s ordinary shares and warrants will continue to trade on Nasdaq pending the decision. A copy of the press release is filed as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

Exhibits

Exhibit Number	Description
99.1	Press Release, dated July 26, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SRIVARU Holding Limited

Date: July 26, 2024	By:	/s/ Mohanraj Ramasamy
Mohanraj Ramasamy
Chief Executive Officer and Director